manatt	Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 E-mail: KBlair@manatt.com

September 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

Re:	Highpower International, Inc.

Amendment No. 1 to Preliminary Statement on Schedule 14A

Filed on September 11, 2019

File No. 1-34098

Amendment No. 1 to Schedule 13E-3

Filed by Highpower International, Inc., Dang Yu Pan, Wen

Liang Li, Wen Wei Ma, Essence International Financial Holdings Limited et. al

Filed on September 11, 2019

File No. 5-82015

Dear Mr. Hindin:

At your request, on behalf of Highpower International, Inc., this letter is hereby delivered to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), describing proposed changes in response to oral comments from the Staff discussed via telephone on September 19, 2019 between Mr. Hindin, Manatt, Phelps & Phillips, LLP, counsel to the Company, and Katten Muchin Rosenman LLP, counsel to the Special Committee of the Company’s Board of Directors, relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”), each filed on September 11, 2019, and respectfully requests clearance by the Staff of the Preliminary Proxy Statement and Amendment No. 1, in each case revised as described in this letter. Upon receipt of such clearance, the Company will submit, via EDGAR, a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”), each containing the changes outlined below. Further, enclosed for your convenience are changed pages from the proposed Definitive Proxy Statement and Amendment No. 2, marked to show all proposed revisions to the Preliminary Proxy Statement and Amendment No. 1.

Capitalized terms used, but not defined herein, have the meanings assigned to such terms in the Preliminary Proxy Statement.

The Staff requested that the Preliminary Proxy Statement be revised to disclose purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A with respect to all of the Filing Persons (as defined in Amendment No. 1) and affiliates of the Company. In response to the Staff’s comment, the Company advises that no affiliate of the Company, no member of the Buyer Group and none of the Essence Parties or the Parent Parties purchased Common Stock during the two years prior to the Board's approval of the Merger Agreement, and the Preliminary Proxy Statement has been revised on pages 30 and 88 to include such disclosure.

manatt

September 27, 2019

The Staff noted that the discussion of the factors considered by the Buyer Group in reaching its fairness determination does not appear to address the factors described in Items 1014(c) and (e) and requested that the Preliminary Proxy Statement be revised to address those factors or explain why those factors were not considered by the Buyer Group, and, if the analysis of the Special Committee or the Board with respect to those factors was adopted by the Buyer Group, the Preliminary Proxy Statement should be revised to explicitly state that, consistent with Question 20 of Release No. 34-17710 (April 13, 1981). The Company respectfully advises the Staff that the Preliminary Proxy Statement has been revised on pages 41 and 42 to include such disclosure.

* * * * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (310) 312-4252 or by email at kblair@manatt.com.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

cc:	Shengbin Pan, Inc., Highpower International, Inc., Chief Financial Officer

Haoyi Yang, Director, Essence International Financial Holdings Limited, Essence

International Financial Holdings (Hong Kong) Limited, Essence International Advanced

Products and Solutions SPC and Essence International Capital Limited

Jingbo Li, Director, Essence Asset Management (Hong Kong) Limited

Mark D. Wood, Esq., Katten Muchin Rosenman LLP

Thomas F. Lamprecht, Esq., Katten Muchin Rosenman LLP

Richard V. Smith, Esq., Orrick, Herrington & Sutcliffe LLP

Jie Jeffrey Sun, Esq., Orrick, Herrington & Sutcliffe LLP

Ke Zhu, Esq., O’Melveny & Myers LLP